DSM Press Release

DSM, Corporate Communications,
P.O. [redacted]lands
Tele[redacted] 740680
Inter
E-m

07026730

DSM

SUPPL

59E

Heerlen (NL), 7 September 2007

DSM Management appointments

Royal DSM N.V. announces the following management appointments.

Jan Paul de Vries (1958), at present Chief Marketing Officer and Corporate Vice President Communications will be appointed Business Group Director DSM Elastomers as of January 1, 2008. In this position, Jan Paul de Vries will succeed **Bob Hartmayer** (1952), who has been appointed Business Group Director DSM Pharmaceutical Products with effect from the same date. Further announcements on the appointment of the successor of Jan Paul de Vries as Chief Marketing Officer will be made in due course.

DSM will take a further step in accelerating and strengthening its efforts in internal and external communications. As of November 1, 2007, **Angelique Paulussen-Hoogakker** (1959) will therefore be appointed as Senior Vice President Corporate Communications (reporting directly to the Managing Board). Angelique Paulussen is at present Vice President Communications at ASML (Veldhoven, the Netherlands) and has worked at Philips in a similar position. Angelique studied Law at the University of Nijmegen, the Netherlands and obtained a Post Graduate Degree (LLM) in International and Comparative Law at the Vrije Universiteit of Brussels, Belgium.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (0) 45 5782017
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Press Release

82O-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

57E

Heerlen (NL), 6 September 2007

DSM once again amongst the leaders in the Dow Jones Sustainability World Index

In the Dow Jones Sustainability World Index published today, DSM is once again listed as one of the leaders in the chemical industry sector. After three years of DSM being the worldwide sustainability no. 1 in this sector, a unique achievement, the position has been awarded to Akzo Nobel in 2007.

"We congratulate Akzo Nobel on their no. 1 position in the Dow Jones Sustainability Index", said Jan Zuidam, vice-chairman of DSM's Managing Board. *"Although we were pleased that we were nominated again amongst the leaders, we do of course regret that we are not no. 1. However we regard it as very positive that more and more companies are catching up with our sustainability performance. Our inclusion amongst the leaders reflects our ambition to be a leader in the field of sustainability, which is an important element of our strategy Vision 2010. Our theme for the coming years will be sustainable innovations: manufacturing and selling sustainable products in the value chain. Products that create energy efficiency and reductions of greenhouse gas emissions, water consumption and/or waste for our customers. We will keep on working on our performance and reporting, because we firmly believe that the need for sustainable entrepreneurship is beyond debate. The fact that more and more companies strive to be included in the Dow Jones Sustainability Index underlines this belief. We want to thank our employees for their efforts and commitment to this field and we are convinced this is the way forward."*

The Dow Jones Sustainability World Index includes over 300 companies from 34 countries that rank among the top 10% in their industries in terms of corporate sustainability.

In 2003 DSM was for the first time included in the Dow Jones STOXX sustainability index for Europe. In 2004, 2005 and 2006 DSM achieved a leadership position in both the European and the global index, and the company is again included in both indexes this year.

The Dow Jones Sustainability Indexes track the performance of the leading sustainability-driven companies worldwide through a thorough assessment of companies' economic, environmental and social performance and accounts for more than 50 general as well as industry-specific criteria in each sector.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on

accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Nelleke Barning
tel. +31 (45) 5782017
fax +31 (45) 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (45) 5782864
fax +31 (45) 5782595
e-mail investor.relations@dsm.com

DSM Press Release

820-3120

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

58E

Heerlen (NL), 7 September 2007

DSM - Repurchase and cancellation of shares (week 36)

Royal DSM N.V. has repurchased 519,921 of its own shares in the period from 30 August 2007 up to and including 5 September 2007 at an average price of EUR 37.37. This is in accordance with the second phase of the share buyback program, announced on 27 April 2007. The consideration of this repurchase was EUR 19.4 million.

The total number of shares repurchased under the second phase of this program to date is 13,516,758 shares for a total consideration of EUR 496.4 million.

In accordance with the cancellation process initiated on 2 July 2007, Royal DSM N.V. announces that 6,700,000 shares, bought during the second phase of the share buyback program, have been cancelled as per 3 September 2007. As a result the number of issued ordinary shares has decreased by 3.4% to 188,553,008.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.